Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

13 September 2011
ASX ANNOUNCEMENT

Mission Buys Back Convertible Note Debt

Mission NewEnergy Limited (Nasdaq:MNEL)(ASX:MBT), a global provider of environmentally sustainable biofuels, is pleased to announce the completion of the settlement of all outstanding Series One convertible notes for a cash payment of A$5 million. The Series One convertible notes represented a $15 million liability due in May 2012.  Due to the early repayment Mission has settled the debt at a substantial A$10 million discount.

“We are pleased to have improved the strength of the company's balance sheet through the completion of this transaction” said Nathan Mahalingam, the Group's Chief Executive Officer.

Post this transaction, based on the unaudited management accounts, Mission has A$12.8 million in cash and cash equivalents.

- Announcement Ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies.  At full capacity we can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations: Stern Investor Relations, Inc. Julia Avery +1 (212) 362-1200 julia@sternir.com	Media Contact: SMA Global Ariel Weeks +1 (310) 432-6357 ariel.weeks@smaglobal.com
Company Contact: James Garton President Mission NewEnergy USA Phone: + 1 (210) 841-5741 james@missionnewenergy.com